EXHIBIT 3.8

Effective May 12, 2021, Duos Technologies Group, Inc. amended its Amended and Restated Bylaws as follows (crossed-out portions represent deletions):

Section 7. Shareholder Quorum and Voting.  ~~Except as provided by law, a~~A majority of the ~~outstanding~~ shares of ~~each class or series of voting stock then~~stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum ~~at a meeting of the shareholders but in no event shall a quorum consist of less than one-third of the shares of each class or series of voting stock then entitled to vote~~for the transaction of business at all meetings of shareholders, except as otherwise provided by Florida law or by the articles of incorporation.  When a specified item of business is required to be voted on by a class or series of stock, a majority of the outstanding shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

Article IX.  Governing Law; Forum for Adjudication of Disputes

These bylaws and the internal affairs of the Company shall be governed by and interpreted under the laws of the State of Florida, excluding its conflict of laws principles.  Unless the Company consents in writing to the selection of an alternative forum, the Circuit Court of ~~Martin~~Duval County (or the appropriate Florida federal court) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer (or affiliate of any of the foregoing) of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Florida Statutes or the Company’s Articles of Incorporation or bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.